As filed with the Securities and Exchange Commission on October 24, 2005

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

     Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X....	Form 40-F ........

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ........	No ....X....

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This current report on Form 6-K is hereby incorporated by reference in the following HSBC Holdings plc’s Registration Statement of Form F-3 (File No. 333-92024):

[Letterhead of Cleary Gottlieb Steen & Hamilton LLP]

Writer's Direct Dial: +44 (0) 207 614-2344
E-Mail: acurran@cgsh.com

October 18, 2005

HSBC Holdings plc
8 Canada Square
London E14 5HQ

Ladies and Gentlemen:

We have acted as special English counsel to HSBC Holdings plc, a public limited company incorporated under the laws of England and Wales (the “Company”), in connection with the Company’s offering pursuant to a registration statement on Form F-3 (No. 333-92024) of its 6.20% Non-cumulative Dollar Preference Shares, Series A, (the “Securities”) and American Depositary Shares (the “ADSs”) representing the Securities. Such registration statement, as amended when it became effective, but excluding the documents incorporated by reference therein, is herein called the “Registration Statement;” the related prospectus dated November 26, 2002, as first filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b)(2) under the Securities Act of 1933, as amended (the “Securities Act”), but excluding the documents incorporated by reference therein, is herein called the “Base Prospectus” the prospectus supplement dated September 15, 2005, as first filed with the Commission pursuant to Rule 424(b) under the Securities Act, but excluding the documents incorporated by reference therein, is herein called the “Prospectus Supplement” and the Base Prospectus and the Prospectus Supplement together are herein called the “Prospectus.” The ADSs will be issued pursuant to a Deposit Agreement (the “Deposit Agreement”), dated as of December 6, 2002, among The Bank of New York, as depositary (the “Depositary”), the Company and the owners and holders from time to time of ADSs issued thereunder. All terms used but not defined herein shall have the meaning ascribed to them in the Purchase Agreement dated December 5, 2002 (the “Purchase Agreement”) between the Company and several underwriters as incorporated into and modified by the Terms Agreement dated September 15, 2005 (the “Terms Agreement”) between the Company and several underwriters.

We have examined each of the following documents:

1.	a copy of the Registration Statement;

2.	copies of an extract from the minutes of a meeting of the Board of Directors of the Company held on 25 February, 2005, and the minutes of a meeting of the Committee of the Board of Directors of the Company held on 15 September, 2005, which approved the issue of Non-cumulative Dollar Preference Shares, Series A by the Company;

3.	a copy of the Memorandum and Articles of Association of HSBC;

4.	a copy of the Terms Agreement;

and such other documents as we have considered necessary or appropriate to enable us to express the opinion set forth herein.

For the purposes of this opinion, we have assumed:

(a)	the completeness and authenticity of all documents submitted to us as originals and the conformity to original documents of all copies submitted to us; and

(b)	that the resolutions referred to above were duly passed and have not been amended or rescinded and are in full force and effect.

This opinion letter is confined to, and is given solely on the basis of, the laws of England as applied by the English Courts as at the date hereof. We do not purport to be qualified to comment upon, nor have we made any investigation into, nor do we express any opinion as to, the laws of any jurisdiction other than those of England in effect on the date hereof as applied by the English Courts.

Based upon and subject to the foregoing and subject to any matters, documents or events not disclosed to us by the parties concerned, we are of the opinion that the Securities have been duly authorized and (subject to payment thereof in accordance with the applicable Terms Agreement) will be validly issued, fully paid and non-assessable and the Securities are not subject to the preemptive rights of any shareholder of the Company.

This opinion is strictly limited to the matters stated herein and is not to be read as extending by implication to any other matters. It may not be relied upon by you for any other purpose or furnished in whole or in part to any other person, firm, corporation, government agency or authority without our prior written consent. This opinion is addressed solely to you and may not be relied upon by any other person.

We hereby consent to the use of our name in the Prospectus forming part of the Registration Statement in the form and context in which it appears therein and to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent we do not hereby admit that we are within the category of persons whose consent is required within Section 7 of the Securities Act or the rules and regulations of the Commission.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By /s/ T.A.R. Curran
T.A.R Curran, a Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By: /S/ RALPH GORDON BARBER
Name: Ralph Gordon Barber
Title: Group Company Secretary

Date: October 24, 2005